                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


                              ___________________



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the fiscal year ended: December 31, 1994

                                       OR

            [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from _______ to _______


                       Commission file number:  33-34004


                              ___________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ANALYSIS & TECHNOLOGY, INC.
                             ROUTE 2, P.O. BOX 220
                      NORTH STONINGTON, CONNECTICUT  06359

                              REQUIRED INFORMATION


         The following documents, which are attached hereto as Appendices, are hereby furnished for the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan").

         1.      Independent auditors' report.

         2. Audited statements of net assets available for Plan benefits as of December 31, 1994 and 1993.

         3. Audited statements of changes in net assets available for Plan benefits for the years ended December 31, 1994 and 1993.

         4.      Notes to financial statements.

         5.      Consent of KPMG Peat Marwick LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        ANALYSIS & TECHNOLOGY, INC.
                                        SAVINGS AND INVESTMENT PLAN


                                        By: /s/ Thomas M. Downie
                                           ------------------------------------
                                           Thomas M. Downie
                                           Member, Analysis & Technology, Inc.
                                           Savings and Investment Plan Committee


Date:  June  21, 1995

                     [LETTERHEAD FOR KPMG The Global Leader]




                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1994 AND 1993


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN


                               Table of Contents


                                                                                             Page
                                                                                             ----
Independent Auditors' Report                                                                   1

Statements of Net Assets Available for Plan Benefits                                           2
Statements of Changes in Net Assets Available for Plan Benefits                                3
Notes to Financial Statements                                                                 4-9

Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes                        10
Schedule 2 - Item 27d - Schedule of Reportable Transactions                                    11

Note: Schedules regarding party-in-interest transactions, nonexempt transactions, loans or fixed income obligations, leases in default or classified as uncollectible, and assets held for investment purposes which were both acquired and disposed of within the plan year, as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                     (LETTERHEAD FOR KPMG PEAT MARWICK LLP)


                          Independent Auditors' Report


  The Savings and Investment Plan Committee
  Analysis & Technology, Inc.:

  We have audited the accompanying statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1994 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    KPMG Peat Marwick LLP

  March 24, 1995

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993



                                                                                       1994           1993
                                                                                       ----           ----
Investments in T. Rowe Price Group funds (note 3):
   Prime Reserve Fund                                                              $ 4,328,666      4,169,826
   Prime Reserve Fund - Insurance                                                       11,139         11,998
   New Era Fund                                                                      5,861,522      5,708,905
   New Income Fund                                                                   3,997,392      4,413,546
   Equity Income Fund                                                                9,802,005      8,920,835
   Spectrum Income Fund                                                              1,097,317      1,311,556
   Spectrum Growth Fund                                                              2,665,174      2,139,596
   International Stock Fund                                                          2,186,525      1,180,842
   Stable Value Common Trust Fund (note 5)                                           5,727,427      5,094,745
   Small-Cap Value Fund                                                                780,173        450,549
   Growth and Income Fund                                                              945,164        747,932
   Science and Technology Fund                                                       2,875,700      1,354,916
                                                                                   -----------     ----------
                                                                                    40,278,204     35,505,246

Analysis & Technology, Inc. common stock (note 3)                                      548,184        511,725
                                                                                   -----------     ----------
             Total investments                                                      40,826,388     36,016,971

Loans to participants [note 1(d)]                                                    2,538,587      2,306,559
                                                                                   -----------     ----------

             Net assets available for plan benefits                                $43,364,975     38,323,530
                                                                                   ===========     ==========








                See accompanying notes to financial statements.

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 1994 and 1993



                                                                                       1994            1993
                                                                                       ----            ----
Additions to net assets available for plan benefits attributed to:
   Investment income:
      Interest                                                                     $   159,924         160,202
      Dividends                                                                      2,484,749       2,153,599
      Net (depreciation) appreciation in fair market value of investments           (1,115,576)      1,840,476
                                                                                   -----------      ----------
                                                                                     1,529,097       4,154,277
                                                                                   -----------      ----------
   Contributions:
      Employee                                                                       4,585,432       4,095,901
      Employer                                                                       1,292,207       1,282,541
      Rollovers                                                                         99,637         188,351
                                                                                   -----------      ----------
                                                                                     5,977,276       5,566,793
                                                                                   -----------      ----------

            Total additions                                                          7,506,373       9,721,070
                                                                                   -----------      ----------

Deductions from net assets attributed to:
   Benefits paid                                                                     2,452,194       1,781,829
   Insurance premiums                                                                   11,874          11,785
   (Increase)/decrease in settlement account                                              (565)            101
   Administrative fees - loan origination                                                1,425             390
                                                                                   -----------       ---------
            Total deductions                                                         2,464,928       1,794,105
                                                                                   -----------      ----------

Net increase in net assets available for plan benefits (note 4)                      5,041,445       7,926,965

Net assets available for plan benefits:
   Beginning of year                                                                38,323,530      30,396,565
                                                                                   -----------      ----------

   End of year                                                                     $43,364,975      38,323,530
                                                                                   ===========      ==========








                See accompanying notes to financial statements.

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                           December 31, 1994 and 1993


(1)   Description of Plan

      The following brief description of the Analysis & Technology, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   General

            The Plan is a qualified defined contribution plan covering Analysis & Technology, Inc. employees 21 years of age or older who are full-time employees or who have completed at least 1,000 hours of service during the 12-consecutive-month period commencing with their employment date with Analysis & Technology, Inc. (the "Company"). The Plan covers all employees working in all cost centers in the Analysis & Technology segment, Engineering Technology Center ("ETC") segment, Fleet Support Center ("FSC") segment, Interactive Multimedia Training Division ("IMTD"), as well as employees of Continental Dynamics, Inc. ("CDI"), General Systems Solutions, Inc. ("GSS"), Integrated Performance Decisions, Inc. ("IPD") and Automation Software, Inc. ("ASI"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      (b)   Contributions

            Effective April 1, 1990, the maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan was increased from 15% of annual gross compensation to 16%. Depending on the particular cost center, segment or subsidiary, the Company may match this salary savings contribution at a rate of 50%, up to a specified percentage of the participant's annual gross compensation. The Company may also make discretionary profit-sharing contributions to employees working for certain cost centers, segments or subsidiaries.

      (c)   Vesting

            Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions.

            Participants in all cost centers, segments and subsidiaries, excluding ETC, vest in Company contributions and the related earnings based on the following schedule:

                               Years of                  Percentage of vesting
                           credited service            in employer contributions
                           ----------------            -------------------------
                    Less than three years                        0%
                    Three years                                 20%
                    Four years                                  40%
                    Five years                                  60%
                    Six years                                   80%
                    Seven years or more                        100%

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





            Participants at ETC vest as follows:

                                        Years of                  Percentage of vesting
                                    credited service            in employer contributions
                                    ----------------            -------------------------
                            Less than one year                  0%
                            One year                           33-1/3%
                            Two years                          66-2/3%
                            Three years                       100%

            Participants who were employed by the Company at the inception date of the Plan were given credit for prior years of service.

      (d)   Loans to Participants

            Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. Interest on loans is charged at the "local prevailing commercial interest rate," with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. Loans may be granted to any participant no more than twice in any 12-month period and only 2 loans may remain outstanding at any time.

      (e)   Payment of Benefits

            Upon termination of service, a participant receives a lump sum amount equal to the value of the vested accrued benefits in his or her account.

      (f)   Hardship Withdrawal

            The Plan provides for hardship withdrawals, as defined by the Plan, of the participant's salary savings, additional contributions, and the vested portion of the employer matching contributions.

      (g)   Forfeitures

            Nonvested employer contributions shall be forfeited by a participant who terminates employment and shall be used to reduce subsequent employer contributions under the Plan.


(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





      (b)   Investments

            Investments are stated at aggregate fair market values, which are based principally on published market prices, except for the Stable Value Common Trust Fund. The Stable Value Common Trust Fund invests primarily in investment contracts whose value is determined based on contribution plus interest accrued at the contract rate, less withdrawals, as a reasonable approximation of fair value.

      (c)   Expenses

            All expenses of the Plan and Trust are paid by the Company in accordance with the Plan agreement, except participants who request a second loan from the Plan must pay a $15 loan origination fee.


(3)   Investments in T. Rowe Price Group Funds

      The Plan's investments are held in trust and managed by T. Rowe Price Trust Company ("T. Rowe Price"). The following table summarizes the investments held by T. Rowe Price on December 31:

                                                         1994                              1993
                                             -----------------------------     -----------------------------
                                                              Fair market/                      Fair market/
                                             Number of          contract       Number of          contract
                                              shares             value          shares             value
                                              ------             -----          ------             -----
Prime Reserve Fund                            4,328,666        $ 4,328,666      4,169,826        $ 4,169,826
Prime Reserve Fund - Insurance                   11,139             11,139         11,998             11,998
New Era Fund                                    290,894          5,861,522        280,536          5,708,905
New Income Fund                                 476,448          3,997,392        477,657          4,413,546
Equity Income Fund                              613,392          9,802,005        535,786          8,920,835
Spectrum Income Fund                            108,538          1,097,317        118,052          1,311,556
Spectrum Growth Fund                            239,458          2,665,174        180,252          2,139,596
International Stock Fund                        193,156          2,186,525         97,109          1,180,842
Stable Value Common Trust Fund                5,727,426          5,727,427      5,094,745          5,094,745
Small-Cap Value Fund                             58,222            780,173         30,691            450,549
Growth and Income Fund                           60,471            945,164         45,138            747,932
Science and Technology Fund                     132,889          2,875,700         71,500          1,354,916
                                                               -----------                       -----------

                                                               $40,278,204                       $35,505,246
                                                               ===========                       ===========

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





      Effective April 1, 1991, Analysis & Technology, Inc. common stock was offered to Plan participants as an additional investment option. T. Rowe Price purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of Analysis & Technology, Inc. stock on the open market, and prices are set by the market. The market price per share and number of shares held by the Trust at December 31, 1994 and 1993 were as follows:

                                  1994                              1993
                       ----------------------------      --------------------------
                       Number of       Market price      Number of     Market price
                        shares          per share         shares         per share
                        ------          ---------         ------         ---------
                        35,367          $15.50             28,628         $17.875

      Investment income is recognized when earned, and purchases and sales of securities are recorded on a trade-date basis.

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

(4)   Detailed Changes in Net Assets

      Changes in net assets for the year ended December 31, 1994 were:


                                                       Prime
                                           Prime      Reserve      New            New      Equity         Spectrum    Spectrum
                                          Reserve      Fund -      Era          Income     Income          Income      Growth
    Year ended December 31, 1994           Fund      Insurance     Fund          Fund       Fund            Fund        Fund
    ----------------------------           ----      ---------     ----          ----       ----            ----        ----
Interest and dividends                 $  166,719         398      364,806      319,259      830,002       91,751      210,413
Net realized gains (losses)                   --          --        25,261      (52,738)      (7,665)     (26,288)      (6,132)
Net unrealized gains (losses)                 --          --       (85,305)    (346,266)    (384,733)     (85,629)    (170,815)
                                       ----------     -------    ---------    ---------    ---------    ---------    ---------
                                          166,719         398      304,762      (79,745)     437,604      (20,166)      33,466

Employer and employee contributions       443,679      11,449      664,784      569,270    1,419,083      361,582      778,714
Net transfers between funds               (10,315)       (745)    (292,098)    (514,175)    (202,232)    (406,528)     (69,222)
Benefits paid                            (341,360)        (87)    (335,741)    (287,181)    (463,280)    (103,895)    (116,972)
Net loan repayments (borrowings)          (99,809)        --      (188,906)    (104,457)    (309,925)     (45,176)    (100,319)
Miscellaneous adjustment                      105         --           --           260          263            2           18
Insurance premiums                            --      (11,874)         --           --           --           --           --
Administrative expense                       (179)        --          (184)        (126)        (343)         (58)        (107)
                                       ----------     -------    ---------    ---------    ---------    ---------    ---------
       Net increase (decrease)
          in fund balance                 158,840        (859)     152,617     (416,154)     881,170     (214,239)     525,578

Fund balance, beginning of year         4,169,826      11,998    5,708,905    4,413,546    8,920,835    1,311,556    2,139,596
                                       ----------     -------    ---------    ---------    ---------    ---------    ---------

Fund balance, end of year              $4,328,666      11,139    5,861,522    3,997,392    9,802,005    1,097,317    2,665,174
                                       ==========     =======    =========    =========    =========    =========    =========


                                                    Value
                                   International   Common     Small-Cap  Growth &   Science &     Loans
                                       Stock        Trust       Value     Income   Technology      to         A&T
    Year ended December 31, 1994        Fund        Fund        Fund      Fund       Fund      participants   stock        Total
    ----------------------------        ----         ----     ---------  --------    ----      ------------   -----        -----
Interest and dividends                146,271       336,919     60,631    55,475      53,204        --          8,825    2,644,673
Net realized gains (losses)              (947)          --        (417)   (1,413)     11,579        --        (11,346)     (70,106)
Net unrealized gains (losses)        (174,214)          --     (68,139)  (49,202)    297,448        --         21,385   (1,045,470)
                                    ---------     ---------    -------   -------   ---------   ---------     --------   ----------
                                      (28,890)      336,919     (7,925)    4,860     362,231        --         18,864    1,529,097

Employer and employee
  contributions                       597,269       706,844    223,866   197,846     589,783    (809,892)     222,999    5,977,276
Net transfers between funds           536,912       194,158    157,626    44,432     722,268        --       (160,081)        --
Benefits paid                         (35,216)     (472,727)   (26,873)  (15,208)    (69,517)   (138,814)     (45,323)  (2,452,194)
Net loan repayments (borrowings)      (64,319)     (132,193)   (17,061)  (34,691)    (83,878)  1,180,734         --           --
Miscellaneous adjustment                  --            (83)       --        --          --          --           --           565
Insurance premiums                        --            --         --        --          --          --           --       (11,874)
Administrative expense                    (73)         (236)        (9)       (7)       (103)       --           --         (1,425)
                                    ---------     ---------    -------   -------   ---------   ---------     --------   ----------
       Net increase (decrease)
          in fund balance           1,005,683       632,682    329,624   197,232   1,520,784     232,028      (36,459)   5,041,445

Fund balance, beginning of year     1,180,842     5,094,745    450,549   747,932   1,354,916   2,306,559      511,725   38,323,530
                                    ---------     ---------    -------   -------   ---------   ---------     --------   ----------

Fund balance, end of year           2,186,525     5,727,427    780,173   945,164   2,875,700   2,538,587      548,184   43,364,975
                                    =========     =========    =======   =======   =========   =========     ========   ==========


Changes in net assets for the year ended December 31, 1993 were:



                                                     Prime
                                         Prime      Reserve     New          New       Equity      Spectrum    Spectrum
                                        Reserve      Fund -     Era        Income      Income       Income      Growth
     Year ended December 31, 1993        Fund      Insurance    Fund        Fund        Fund         Fund        Fund
     ----------------------------        ----      ---------    ----        ----        ----         ----        ----
Interest and dividends                $  130,615        310     396,643     301,838     672,730      93,063     155,475
Net realized gains                           --         --       31,591      44,972     174,330       8,893      32,827
Net unrealized gains (losses)                --         --      394,416      59,581     318,549      20,300     158,980
                                                    -------   ---------   ---------   ---------   ---------   ---------
                                         130,615        310     822,650     406,391   1,165,609     122,256     347,282

Employer and employee contributions      531,571     12,132     681,865     623,596   1,373,521     334,659     444,823
Net transfers between funds             (773,838)      (188)   (726,816)   (301,660)   (290,091)     77,707      44,755
Benefits paid                           (346,514)      (240)   (285,278)   (189,750)   (502,031)    (83,075)    (49,873)
Net loan repayments (borrowings)        (153,480)       --      (72,653)   (117,873)    (62,883)     (2,057)    (37,476)
Miscellaneous adjustment                     (35)       --          (61)       (186)        (75)        (11)        (13)
Insurance premiums                           --     (11,785)        --          --          --          --
                                      ----------    -------   ---------   ---------   ---------   ---------   ---------
      Net increase (decrease)
         in fund balance                (611,681)       229     419,707     420,518   1,684,050     449,479     749,498

Fund balance, beginning of year        4,781,507     11,769   5,289,198   3,993,028   7,236,785     862,077   1,390,098
                                      ----------    -------   ---------   ---------   ---------   ---------   ---------

Fund balance, end of year             $4,169,826     11,998   5,708,905   4,413,546   8,920,835   1,311,556   2,139,596
                                      ==========    =======   =========   =========   =========   =========   =========


                                                     Stable
                                                     Value
                                   International    Common    Small-Cap  Growth &   Science &      Loans
                                       Stock         Trust      Value     Income   Technology       to        A&T
    Year ended December 31, 1993        Fund         Fund*      Fund       Fund       Fund     participants  stock      Total
    ----------------------------        ----         ----       ----       ----       ----     ------------  -----      -----
Interest and dividends                 35,335       307,180     15,558    37,561     158,728           --       8,765    2,313,801
Net realized gains                     14,774           --       2,014     2,435       7,797           --     161,819      481,452
Net unrealized gains (losses)         190,934           --      26,891     1,342     (54,174)          --     242,205    1,359,024
                                                               -------   -------   ---------     ---------   -------    ---------
                                      241,043       307,180     44,463    41,338     112,351           --     412,789    4,154,277

Employer and employee
  contributions                       206,917       716,654     81,101   166,362     141,045           --     252,547    5,566,793
Net transfers between funds           370,518       (81,381)   322,714   535,277   1,110,828           --    (287,825)        --
Benefits paid                          (9,634)     (238,334)      (419)      --       (1,592)      (69,395)    (5,694)  (1,781,829)
Net loan repayments (borrowings)         (296)      (72,138)     2,692     4,956      (7,714)      520,757     (1,835)         --
Miscellaneous adjustment                  (13)          (92)        (2)       (1)         (2)          --         --          (491)
Insurance premiums                        --            --         --        --          --            --         --       (11,785)
                                    ---------     ---------                        ---------     ---------   --------   ----------

      Net increase (decrease)
         in fund balance              808,535       631,889    450,549   747,932   1,354,916       451,362    369,982    7,926,965

Fund balance, beginning of year       372,307     4,462,856        --        --          --      1,855,197    141,743   30,396,565
                                    ---------     ---------    -------   -------   ---------     ---------   --------   ----------

Fund balance, end of year           1,180,842     5,094,745    450,549   747,932   1,354,916     2,306,559    511,725   38,323,530
                                    =========     =========    =======   =======   =========     =========   ========   ==========


*Formerly Guaranteed Interest Contract Funds

                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





(5)   Guaranteed Interest Contract ("GIC") Funds

      Beginning April 1, 1990, all contributions to the GIC Fund were invested in the T. Rowe Price Stable Value Common Trust Fund (formerly the Managed GIC Common Trust Fund). The Stable Value Common Trust Fund invests in several types of GICs with varying maturity periods from a number of insurance companies and other stable value contracts.


(6)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


(7)   Tax Status

      The Plan has received a tax determination letter from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Sections 401(k) and 501(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


(8)   Contributions

      For purposes of Form 5500 filings, the contributions to the plan are reported in an alternative manner to the financial statement presentation. Employer contributions on the Form 5500 represent actual employer contributions as well as employee contributions made via salary deferrals. Employee contributions represent rollover contributions from employees' previous employers. These two amounts total $5,877,639 and $99,637, respectively, for the plan year ended December 31, 1994 and $5,378,442 and $188,351, respectively, for the plan year ended December 31, 1993.


(9)   Plan Amendment

      Effective January 1, 1995, the Applied Science Associates, Inc. ("ASA") 401(k) Retirement Savings Plan was merged into the Analysis & Technology, Inc. Savings and Investment Plan. ASA is a subsidiary of A&T.

                                                                      Schedule 1


                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                           December 31, 1994 and 1993


                                                                   1994                            1993
                                                        ---------------------------      ---------------------------
                                                        Carrying                         Carrying
                                                          value            Cost            value           Cost
                                                          -----            ----            -----           ----
Investments in T. Rowe Price
   Group funds:
      Prime Reserve Fund                               $ 4,328,666        4,328,666        4,169,826       4,169,826
      Prime Reserve Fund - Insurance                        11,139           11,139           11,998          11,998
      New Era Fund                                       5,861,522        5,868,596        5,708,905       5,617,956
      New Income Fund                                    3,997,392        4,163,884        4,413,546       4,188,426
      Equity Income Fund                                 9,802,005        9,411,344        8,920,835       8,028,411
      Spectrum Income Fund                               1,097,317        1,172,329        1,311,556       1,290,512
      Spectrum Growth Fund                               2,665,174        2,706,449        2,139,596       1,976,711
      International Stock Fund                           2,186,525        2,218,570        1,180,842       1,013,289
      Stable Value Common Trust Fund                     5,727,427        5,727,427        5,094,745       5,094,745
      Small-Cap Value Fund                                 780,173          824,382          450,549         423,658
      Growth and Income Fund                               945,164          993,516          747,932         746,591
      Science and Technology Fund                        2,875,700        2,616,109        1,354,916       1,409,091
                                                       -----------       ----------       ----------      ----------
                                                        40,278,204       40,042,411       35,505,246      33,971,214

Analysis & Technology, Inc.
   common stock                                            548,184          380,138          511,725         258,606
                                                       -----------       ----------       ----------      ----------
      Total investments                                 40,826,388       40,422,549       36,016,971      34,229,820

Loans to participants                                    2,538,587        2,538,586        2,292,185       2,292,185
                                                       -----------       ----------       ----------      ----------

      Net assets available for plan benefits           $43,364,975       42,961,135       38,309,156      36,522,005
                                                       ===========       ==========       ==========      ==========

                                                                      Schedule 2




                          ANALYSIS & TECHNOLOGY, INC.
                          SAVINGS AND INVESTMENT PLAN

                Item 27d -  Schedule of Reportable Transactions

                          Year ended December 31, 1994



                                                                                      Current
                                                                                     value of
 Identity of                                                                         asset on
   party                                  Purchase      Selling       Cost of      transaction
  involved       Description of asset      price         price         asset          date        Net gain
  --------       --------------------      -----         -----         -----          ----        --------
TSVF            GIC                      $1,896,125       -           1,896,125      1,896,125       -
TSVF            GIC                       1,263,443     1,263,443     1,263,443      1,263,443       -
ISF             Mutual Fund               1,622,264       -           1,622,264      1,622,264       -
ISF             Mutual Fund                 416,984       441,420       416,984        441,420      24,436
NIF             Mutual Fund                 991,867       -             991,867        991,867       -
NIF             Mutual Fund               1,016,405     1,009,013     1,016,405      1,009,013      (7,392)
PRF             Mutual Fund               1,615,388       -           1,615,388      1,615,388       -
PRF             Mutual Fund               1,458,644     1,458,644     1,458,644      1,458,644       -
SCV             Mutual Fund               1,801,966       -           1,801,966      1,801,966       -
SCV             Mutual Fund                 594,948       590,209       594,948        590,209      (4,739)
EIF             Mutual Fund               2,729,046       -           2,729,046      2,729,046       -
EIF             Mutual Fund               1,344,113     1,455,479     1,344,113      1,455,479     111,366
SPG             Mutual Fund               1,396,283       -           1,396,283      1,396,283       -
SPG             Mutual Fund                 666,545       693,758       666,545        693,758      27,213

                    [LETTERHEAD OF KPMG PEAT MARWICK LLP]







                        Independent Auditors' Consent




The Board of Directors
Analysis & Technology, Inc.:

We consent to incorporation by reference in Registration Statements (Nos. 33-34004 and 33-86666) on Form S-8 of the Analysis & Technology, Inc. Savings and Investment Plan of our report dated March 24, 1995 relating to the statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedules, which report appears in the December 31, 1994 annual report on Form 11-K of the Analysis & Technology, Inc. Savings and Investment Plan.




KPMG PEAT MARWICK LLP


June 28, 1995